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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 14, 2003 and October 15, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of:

  •
  The Rule 3-09 Financial Statements of KPN Mobile N.V. for the years ended December 31, 2002, 2001 and 2000; and

The following press releases:

  •
  Further early redemption of bonds by KPN, dated October 14, 2003;

  •
  E-Plus exceeds 8-million customer mark, dated October 15, 2003.

Rule 3-09 Financial Statements of KPN Mobile N.V.

        Our 97.84% subsidiary KPN Mobile N.V. has furnished to NTT DoCoMo, Inc. the separate consolidated Rule 3-09 Financial Statements of KPN Mobile N.V. for the fiscal years ended December 31, 2002, 2001 and 2000, for inclusion in NTT DoCoMo, Inc. Form 20-F Annual Report for the year ended March 31, 2003. These Rule 3-09 Financial Statements are required to be included in the NTT DoCoMo, Inc. Form 20-F pursuant to Item 18 of Form 20-F and Rule 3-09 of Regulation S-X.

        The NTT DoCoMo, Inc. Form 20-F Annual Report that includes the KPN Mobile N.V. Rule 3-09 Financial Statements was filed with the U.S. Securities and Exchange Commission on October 15, 2003. A copy of the KPN Mobile N.V. Rule 3-09 Financial Statements is attached herewith.

RULE 3-09 FINANCIAL STATEMENTS OF
KPN MOBILE N.V.
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

RULE 3-09 FINANCIAL STATEMENTS OF
KPN MOBILE N.V.
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000

TABLE OF CONTENTS

Report of Independent Auditors	3
Rule 3-09 Financial Statements	4
Consolidated Balance Sheets	5
Consolidated Statements of Income	7
Consolidated Cash Flow Statements	8
Notes to the Consolidated Financial Statements	9

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of
KPN Mobile N.V.

  Introduction

        We have audited the accompanying consolidated balance sheets of KPN Mobile N.V. and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements (the "Rule 3-09 Financial Statements") have been prepared on a consistent basis as included in Royal KPN N.V.'s consolidated financial statements for the three years ended December 31, 2002, 2001 and 2000, for the purpose of Rule 3-09 of United States Securities and Exchange Commission ("SEC") Regulation S-X. These Rule 3-09 Financial Statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Rule 3-09 Financial Statements based on our audits.

  Scope

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Rule 3-09 Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Rule 3-09 Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  Opinion

        In our opinion, the Rule 3-09 Financial Statements referred to above present fairly, in all material respects, the financial position of KPN Mobile N.V. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in The Netherlands.

        Accounting principles generally accepted in The Netherlands vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net result for the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 32, "Reconciliation to US GAAP" to the Rule 3-09 Financial Statements.

  Emphasis of matter

        Without qualifying our opinion above, we draw attention to Note 22 "Commitments", which refers to the interlocutory judgment reached by the Enterprise Chamber on November 7, 2002 in the case of SOBI against KPN, and Note 12 "Shareholders' equity", which refers to KPN Mobile N.V.'s tax position as of December 31, 2002.

        Amsterdam, February 28, 2003, except for Note 33 to the Rule 3-09 Financial Statements, for which the date is October 14, 2003

/s/ PricewaterhouseCoopers Accountants N.V.

RULE 3-09 FINANCIAL STATEMENTS

BALANCE SHEETS

OF KPN MOBILE N.V.
After appropriation of net result

	Amounts in thousands of EUR
	December 31, 2002		December 31, 2001
Assets
Fixed assets
Intangible fixed assets [4]
Goodwill and licenses		7,059,000		13,239,672
Property, plant and equipment [5]
Land and buildings	114,562		141,784
Plant and equipment	1,922,502		2,167,542
Other fixed assets	201,844		271,841
Assets under construction	240,706		301,970

		2,479,614		2,883,137
Financial fixed assets [6]
Participating interests	35,571		1,205,994
Loans to participating interests	2,816,396		2,162,621
Deferred tax asset	3,447		519,976
Prepayments and accrued income	16,940		73,074

		2,872,354		3,961,665

Total fixed assets		12,410,968		20,084,474
Current assets
Inventory [7]	81,969		98,768
Receivable from KPN [8]	55,709		106,123
Accounts receivable [9]	358,336		456,100
Prepayments and accrued income [10]	86,336		98,696
Other current assets	14,528		19,009
Cash and cash equivalents [11]	468,928		200,918

Total current assets		1,065,806		979,614

Total assets		13,476,774		21,064,088

The accompanying notes form an integral part of these Rule 3-09 Financial Statements

[
]     Bracketed numbers refer to the Notes to the Rule 3-09 Financial Statements

BALANCE SHEETS

OF KPN MOBILE N.V.
After appropriation of net result

	Amounts in thousands of EUR
	December 31, 2002		December 31, 2001
Liabilities
Group equity
Share capital	16,352,941		2,352,941
Additional paid-in capital	13,827,090		12,186,365
Statutory and other restricted reserves	22,425		76,680
Translation reserve	(10,667)		(7,494)
Other reserves	(25,388,741)		(17,935,339)

Total shareholders' equity [12]	4,803,048		(3,326,847)

Total group equity		4,803,048		(3,326,847)
Provisions
Pension provisions [13]	27,843		22,730
Deferred tax liabilities [14]	453,757		261,114
Other provisions [15]	51,401		5,822

Total provisions		533,001		289,666
Long-term debt
Loan from KPN [16]	18,329		3,587,277
Loans from credit institutions [17]	—		1,457,379
Other debts [18]	63,973		372,761

Total long-term liabilities		82,302		5,417,417
Current liabilities
Short-term loans from KPN [19]	7,054,642		16,063,620
Other liabilities [20]	483,182		2,200,273
Accrued liabilities	520,599		419,959

Total current liabilities		8,058,423		18,683,852

Total liabilities		13,476,774		21,064,088

The accompanying notes form an integral part of these Rule 3-09 Financial Statements

[
]     Bracketed numbers refer to the Notes to the Rule 3-09 Financial Statements

STATEMENTS OF INCOME

OF KPN MOBILE N.V.

	Amounts in thousands of EUR
	2002		2001		2000
Net sales	4,126,164		4,103,621		3,403,934
Own work capitalized	106,153		140,928		92,487
Other operating revenues	616,075		428,078		52,741

Total operating revenues[24]		4,848,392		4,672,627		3,549,162
Cost of materials	451,838		637,830		727,178
Work contracted out and other external expenses	1,761,329		1,796,997		1,567,203
Salaries and social security contributions[25]	353,215		377,608		253,936
Depreciation, amortization and impairments[26]	6,676,169		15,617,091		1,370,215
Other operating expenses[27]	341,049		373,131		340,519

Total operating expenses		9,583,600		18,802,657		4,259,051

Operating result		(4,735,208)		(14,130,030)		(709,889)
Interest and similar income	141,371		175,918		147,569
Release of exchange right[28]	—		1,512,000		—
Interest and similar expense[29]	(1,037,825)		(1,303,883)		(934,515)

Net financial income/(expense)		(896,454)		384,035		(786,946)

Result before income taxes		(5,631,662)		(13,745,995)		(1,496,835)
Income taxes[30]		(707,012)		(58,841)		55,104
Result from participating interests[31]		(1,168,983)		(86,830)		35,390

Net result		(7,507,657)		(13,891,666)		(1,406,341)

The accompanying notes form an integral part of these Rule 3-09 Financial Statements

[
]     Bracketed numbers refer to the Notes to the Rule 3-09 Financial Statements

CASH FLOW STATEMENTS

OF KPN MOBILE N.V.

	Amounts in thousands of EUR
	2002		2001		2000
Net result	(7,507,657)		(13,891,666)		(1,406,341)
Depreciation, amortization and impairments	6,676,169		15,617,091		1,370,215
Changes in deferred taxes	708,277		(64,576)		(189,225)
Changes in provisions	29,752		17,768		1,022
Result from participating interests (adjusted for dividend)	1,168,983		97,835		(32,765)
Release of exchange right	—		(1,512,000)		—
Results from sale of assets, operations and participating interests	(363,521)		(346,000)		—
Changes in working capital:
— Inventory	5,497		56,790		3,760
— Accounts receivable	55,929		(73,063)		(63,318)
— Other current assets	12,854		75,136		25,616
— Payable to KPN group companies	(3,672)		(51,731)		(244,340)
— Current liabilities (excluding short term financing)	35,521		129,586		28,105

Net cash flow provided by/used in operating activities		818,132		55,170		(507,271)
Group companies/joint ventures acquired/sold	(12,855)		(728,826)		(9,144,412)
Investments in intangible assets	—		(161,003)		(7,276,851)
Disposals of intangible assets	10,851		5,515		—
Additions to property, plant and equipment	(460,906)		(892,081)		(890,212)
Disposals of property, plant and equipment	24,601		1,466		3,773
Changes in other financial fixed assets	602,943		672,572		(1,306,650)

Net cash flow provided by/used in investing activities		164,634		(1,102,357)		(18,614,352)
Share issue	—		—		3,972,317
Consolidation effect on loan receivable	—		(148,066)		(2,030,048)
Changes in interest bearing current liabilities/deposits	11,956		716,328		13,074,110
Long-term loans contracted	—		1,457,379		15,659,206
Repayment of loans	(726,712)		(2,099,828)		(10,633,147)

Net cash flow provided by/used in financing activities		(714,756)		(74,187)		20,042,438

Changes in cash and cash equivalents		268,010		(1,121,374)		920,815
Cash and cash equivalents beginning of year		200,918		1,322,292		401,477
Changes in cash and cash equivalents		268,010		(1,121,374)		920,815

Cash and cash equivalents end of year		468,928		200,918		1,322,292

The accompanying notes form an integral part of these Rule 3-09 Financial Statements.

NOTES TO THE RULE 3-09 FINANCIAL STATEMENTS

OF KPN MOBILE N.V.

1.     GENERAL

        KPN Mobile N.V., The Hague, The Netherlands ("KPN Mobile" or the "Company") is a provider of mobile voice and data telecommunications services. The company was established on October 15, 1999 and is per December 31, 2002 a 97.84% subsidiary of KPN Mobile Holding B.V., an intermediate holding company of Koninklijke KPN N.V., while the other 2.16% interest is held indirectly by NTT DoCoMo, Inc. In the remainder of this document "KPN" refers to the KPN Group, comprising Koninklijke KPN N.V. and its subsidiaries. "Royal KPN" refers to the legal entity Koninklijke KPN N.V.

        As per December 31, 2001, KPN Mobile was a 85% subsidiary of KPN, while the other 15% interest was held indirectly by NTT DoCoMo, Inc. After the conversion of shareholder loans by KPN into equity of KPN Mobile, NTT DoCoMo's share diluted to 2.16%.

2.     BASIS OF PRESENTATION

        These financial statements (the "Rule 3-09 Financial Statements") have been prepared for inclusion in the filing on Form 20-F of NTT DoCoMo Inc. for the purpose of Rule 3-09 of United States Securities and Exchange Commission ("SEC") Regulation S-X. These Rule 3-09 Financial Statements are not the statutory accounts. The Rule 3-09 Financial Statements have been prepared on a consistent basis as included in the consolidated financial statements of KPN for the three years ended December 31, 2002, 2001 and 2000, which have been filed with the SEC on the Forms 20-F of KPN dated February 28, 2003, March 15, 2002 and March 23, 2001, respectively. The Rule 3-09 Financial Statements have been prepared in accordance with Accounting Principles Generally Accepted in The Netherlands ("Dutch GAAP"), and include disclosures required by Dutch GAAP and item 17 of Rule 3-09 of SEC Regulation S-X.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation principles

        The financial information of KPN Mobile and its Group companies is fully consolidated in these Rule 3-09 Financial Statements. Joint ventures in which KPN Mobile and any other party have equal control under an agreement are consolidated proportionally. Group companies are those companies with which KPN Mobile forms an organizational and economic unit and in which KPN Mobile has a controlling interest. Minority interests in group equity and results are disclosed separately in the Rule 3-09 Financial Statements.

        Income from participating interests is recognized in the consolidated statement of income as of the date of acquisition. Income from participating interests to be disposed of is included up to the date of disposal. The accounting principles of KPN Mobile apply to KPN Mobile's Balance Sheet and Statement of Income and to the consolidated and unconsolidated group companies, joint ventures and participating interests. Any significant intra- and inter-division balances, supplies and results have been eliminated in consolidation.

        The following participating interests are consolidated in the Rule 3-09 Financial Statements of KPN Mobile:

Wholly owned subsidiaries (100%)

  •
  KPN Mobile The Netherlands B.V. ("KPN Mobile NL"), The Netherlands.

  •
  KPN Mobile International B.V., The Netherlands.

  •
  KPN Ram Mobile Data The Netherlands B.V., The Netherlands, which was sold in April 2002.

  •
  KPN Ram Mobile Data Belgium N.V./S.A., Belgium, of which the assets and liabilities were taken over by BASE in April 2002, with retrospective effect as from January 1, 2002.

  •
  BASE N.V./S.A. ("BASE"), Belgium, as of February 7, 2001 (prior to February 7, 2001 a 50% subsidiary, which was proportionally consolidated).

Proportionally consolidated participating interests

  •
  E-Plus Holding GmbH & Co. OHG (previously KPN BLS Holding GmbH & Co. OHG), Germany, a 77.49% participating interest of KPN Mobile ("E-Plus"). E-Plus Holding GmbH & Co. OHG holds 100% of the shares in E-Plus Mobilfunk GmbH & Co. KG.

  •
  Pannon GSM Rt., Hungary, a 44.66% participating interest of KPN Mobile, which was sold in February 2002.

        Next to the above-mentioned subsidiaries KPN Mobile has several 100% owned intermediate holding companies.

Foreign currency translation

        In the Statement of Income, all transactions denominated in foreign currencies are converted into euro at the rate prevailing at the date of the transaction, or, if a hedging contract was concluded, the prevailing forward exchange rate. An exception to this rule is the conversion of transactions of foreign participating interests; these are converted into euro at the average exchange rate of the year. Differences between the rates applied for the conversion of the Balance Sheet and the rates applied for the conversion of the Statement of Income, are directly taken to shareholders' equity.

        Assets and liabilities denominated in foreign currencies are converted at the exchange rates prevailing at Balance Sheet date or, if the exchange risk was hedged, at the forward exchange rate. Any differences resulting from movements in exchange rates are recognized in the Statement of Income under financial income and expense. Exchange rate differences resulting from the translation into euro of the value of foreign participating interests and financing transactions related to these participating interests are directly taken to shareholders' equity.

Accounting principles relating to the balance sheet

General

        The accounting policies are based on historical cost principles.

Intangible fixed assets

        Goodwill arising from acquisitions is valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method based on the estimated useful life; the maximum amortization period is 20 years. Goodwill has a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned.

        Licenses are valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. Licenses have a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned. Reductions based on a permanently lower value are reversed if and to the extent the lower value no longer exists.

Property, plant and equipment

        Property, plant and equipment are valued at cost or manufacturing price less depreciation, or permanently lower value. Manufacturing price includes direct costs (materials, direct labor and work contracted out), as well as part of the indirect costs and interest that can be attributed to this activity. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Property, plant and equipment has a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned.

        Reductions based on a permanently lower value are reversed if and to the extent the lower value no longer exists. Property, plant and equipment that are no longer productive are stated at the lower of book value or net realizable value as of December 31 prior to the year in which they were declared unproductive.

Participating interests

        Participating interests in which KPN Mobile directly or indirectly has significant influence, are valued at KPN Mobile's direct or indirect share in the net asset value, as determined under accounting principles consistent with the principles applied in these Rule 3-09 Financial Statements, or lower expected net realizable value.

        Participating interests in which KPN Mobile does not have significant influence, are carried at cost, less any provisions deemed necessary.

Prepayments and accrued income

        Prepayments and accrued income presented under both financial fixed assets and current assets include amounts to be invoiced, recognized tax assets and deferred costs which, according to the matching principle, relate to future years. Prepayments and accrued income are valued at nominal value.

Inventory

        Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at cost net of an allowance for obsolescence or lower market value. Cost is based on weighted average prices.

Accounts receivable

        Accounts receivable are stated at nominal value, net of allowance for doubtful accounts.

Provisions

        Pension provisions are stated at net present value based on actuarial principles.

        The other provisions, including the provision for restructuring and redundancies are valued at nominal value.

Deferred taxes

        Deferred tax assets and liabilities arising from timing differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of current corporate income tax rates. Deferred tax assets are recognized if it may be assumed that they can be offset against taxes payable in the future within a reasonable period of time. Deferred tax assets and liabilities with the same terms are offset.

Other assets and liabilities

        All other balance sheet items are carried at nominal value, unless otherwise stated.

Accounting policies relating to the Statement of Income

General

        Income is recognized in the year in which the goods are delivered or services are rendered. Losses are recognized as soon as they are foreseeable.

Net sales

        Net sales represent the revenue from goods delivered and services rendered to third parties, less discounts and sales taxes.

        KPN Mobile's net sales are derived from telecommunication services and products and are comprised of the following sources:

  •
  Traffic fees

  •
  Subscription fees

  •
  Non-refundable connection fees and other initial fees

  •
  Other.

        Traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue based upon usage of KPN Mobile's network and facilities. Subscriptions fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. Non-refundable connection fees and other initial fees are generally charged and recognized at the outset of a service contract upon connecting the customer to the network. Other sales, including consulting and other fees, are recognized as revenue when services are rendered. KPN Mobile recognizes its net sales gross of costs when KPN Mobile acts as the principal in the arrangement.

Other operating revenues

        Other operating revenues include revenues other than net sales, profits generated by public offerings of group companies, joint ventures and participating interests, and profits on the sale of participating interests (or parts thereof), assets and operations.

Operating expenses

        Operating expenses are determined based on the aforementioned valuation principles and are allocated to the year to which they relate.

        Research expenses are expensed as incurred.

        Depreciation and amortization are calculated using the straight line method, based on the estimated useful life, taking into account any residual value. Investments are depreciated as from the date of actual usage.

Income from participating interests

        Income from participating interests in which KPN Mobile has significant influence is based on the equity method according to accounting principles consistent with the principles applied in these Rule 3-09 Financial Statements. Income from participating interests acquired during the fiscal year is recognized effective from the date of acquisition. In case participating interests are sold, income is recognized up to the date of the sale.

Tax on profit

        The corporate income tax charge recognized in the Statement of Income is based on the income for financial reporting purposes in accordance with the prevailing provisions and rates, taking into account permanent differences between income for tax purposes and income for financial reporting purposes and the valuation of deferred tax assets in connection with tax losses carried forward.

Financial instruments

        KPN Mobile and its group companies neither hold nor issue financial instruments for trading purposes. The financial instruments recognized in the Balance Sheet are carried at face value unless otherwise stated. For financial derivatives the accounting policies are determined based on the hedged item. Gains or losses from derivatives are recognized simultaneously with gains and losses from hedged positions.

        Interest rate differences on interest-derivatives, used to hedge loans, are accounted for as interest expenses.

New annual reporting guidelines

Dutch GAAP

        In November 2002 the Dutch Council for Annual Reporting has issued the 2002 edition of the Guidelines for Annual Reporting. The following changes have been made to the guidelines, which may impact KPN Mobile's accounting policies in 2003:

  •
  A change in method of estimation is not a change in accounting principle, but a change in estimate (RJ 140). The cumulative effect of a change in estimate may therefore no longer be accounted for as an adjustment to the opening balance of equity, but should be accounted for in line with RJ 145 (see below);

  •
  Retroactive treatment of changes in accounting estimates is no longer allowed. These changes should be accounted for in whichever current or future period are impacted (RJ 145);

  •
  The proposed appropriation of result should not be recorded as a liability in the financial statements for the current financial year, but should be accounted for within equity (RJ 160);

  •
  Additional detailed guidance and examples have been provided with regard to revenue recognition for several categories of revenue (RJ 270).

        In addition, proposed legislation was announced regarding the treatment of intangible fixed assets. This proposed legislation reflects changes in the Guidelines for Annual Reporting, which were already applied by KPN Mobile.

4.     INTANGIBLE FIXED ASSETS

Statement of changes in intangible fixed assets

Amounts in thousands of EUR, except percentages	Goodwill	Licenses	Total
Rate of depreciation (%)	5-10	5-7
December 31, 2001
Historical cost	21,270,072	8,004,472	29,274,544
Accumulated amortization and impairments	(15,922,383)	(112,489)	(16,034,872)

Net book value	5,347,689	7,891,983	13,239,672
Movement
Disposals	(253,973)	(49,790)	(303,763)
Amortization of disposals	233,077	25,888	258,965
Changes in consolidation	(140,035)	—	(140,035)
Amortization	(245,496)	(43,637)	(289,133)
Impairments	(1,468,828)	(4,237,878)	(5,706,706)

Total movements	(1,875,255)	(4,305,417)	(6,180,672)
December 31, 2002
Historical cost	20,876,064	7,954,682	28,830,746
Accumulated amortization and impairments	(17,403,630)	(4,368,116)	(21,771,746)

Net book value	3,472,434	3,586,566	7,059,000

        In 2001, KPN Mobile acquired a UMTS license in Belgium for EUR 150 million. In 2000, KPN Mobile acquired UMTS licenses in Germany (EUR 6.5 billion, based on a 77.49% share in E-Plus) and in The Netherlands (EUR 711 million).

        Because no services are offered under the UMTS licenses in Germany, The Netherlands and Belgium, KPN Mobile has not started amortizing these licenses yet.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of KPN Mobile's activities. This resulted in new business plans, in line with the adjusted prospects.

        As a result KPN Mobile reviewed the recoverable value of its assets, based upon external valuation and discounted future cash flows. For the purpose of the impairment test on licenses and goodwill KPN Mobile compared this recoverable amount, being the net selling price, with the carrying value of these assets.

        This impairment tests has resulted in impairments on the UMTS license in Germany (EUR 4,042 million) and the licenses in Belgium (EUR 196 million).

        At December 31, 2002, KPN Mobile concluded that the current value of licenses in Germany and Belgium does not differ from the book value of these assets after the aforementioned impairments.

        There was no impairment concerning the carrying value of mobile licenses in The Netherlands.

        On December 31, 2002, KPN Mobile's UMTS and other licenses mainly related to mobile frequencies in Germany for EUR 2.6 billion (2001: EUR 6.7 billion), The Netherlands for EUR 0.8 billion (2001: EUR 0.8 billion) and Belgium for EUR 0.1 billion (2001: EUR 0.3 billion).

        For a discussion of VAT claimed by KPN Mobile on UMTS licences in The Netherlands (and KPN Mobile's involvement regarding the same VAT issue in other countries) refer to note 23 "Contingent Assets".

        The disposal of goodwill and licences relate to the sale of KPN Mobile's interests in Pannon and Telkomsel.

        Regular amortization of goodwill is calculated according to the straight-line method based on the estimated useful life with a maximum period of 20 years. The total amortization of goodwill according to the straight-line method in 2002 amounted to EUR 245 million.

        The aforementioned impairment tests on assets led to impairment charges on the goodwill of E-Plus (EUR 1,044 million) and BASE (EUR 425 million).

        On December 31, 2002 KPN Mobile's goodwill was related to E-Plus for an amount of EUR 3,442 million (2001: EUR 4,716 million), BASE for an amount of 30 million (2001: EUR 487 million) and other (2001: EUR 145 million).

5.     PROPERTY, PLANT AND EQUIPMENT

Statement of changes in property, plant and equipment

Amounts in thousands of EUR, except percentages	Land and buildings	Plant and equipment	Other fixed assets	Assets under construction	Total
Rate of depreciation (%)	0-10	10-33	7-33	—
December 31, 2001
Historical cost	220,528	3,931,807	637,975	301,970	5,092,280
Accumulated depreciation and impairments	(78,744)	(1,764,265)	(366,134)	—	(2,209,143)

Net book value	141,784	2,167,542	271,841	301,970	2,883,137
Movement
Investments	8,443	262,431	102,062	73,970	446,906
Capitalized interest	—	—	—	14,000	14,000
Disposals	(12,878)	(254,806)	(111,849)	(15,337)	(394,870)
Changes in consolidation	(13,788)	(50,510)	(31,023)	(65,818)	(161,139)
Transfers	—	50,924	17,155	(68,079)	—
Depreciation and impairments	(17,270)	(507,642)	(155,417)	—	(680,329)
Accumulated depreciation of disposals	8,271	254,563	109,075	—	371,909

Total movements	(27,222)	(245,040)	(69,997)	(61,264)	(403,523)
December 31, 2002
Historical cost	202,305	3,939,846	614,320	240,706	4,997,177
Accumulated depreciation and impairments	(87,743)	(2,017,344)	(412,476)	—	(2,517,563)

Net book value	114,562	1,922,502	201,844	240,706	2,479,614

        The property, plant and equipment concerns assets located in Germany (55%, 2001: 52%), The Netherlands (25%, 2001: 27%), Belgium (20%, 2001: 15%) (Hungary, 2001: 6%).

        The net book value of the capitalized interest was EUR 17 million on December 31, 2002 (2001: EUR 22 million).

        The book value of the property, plant and equipment of which KPN Mobile is the beneficial owner under financial lease programs totaled EUR 81 million (2001: EUR 155 million).

        KPN Mobile entered into a qualified technical equipment lease arrangement by means of which certain network equipment with a total book value at December 31, 2002 of EUR 49 million (2001: EUR 65 million) are leased to a US Owner Trust, and subsequently leased back by KPN Mobile.

        Approximately EUR 18 million (2001: EUR 7 million) of the depreciation and impairments relates to impairment cost, due to economic obsolescence of certain network equipment and other fixed assets.

        The current value of property, plant and equipment is not significantly different than the value of these assets based on historical costs.

6.     FINANCIAL FIXED ASSETS

Statement of changes in financial fixed assets

Amounts in thousands of EUR	Participating interests	Loans to participating interests	Deferred tax asset	Prepayments and accrued income	Total
December 31, 2001
Net book value	1,205,994	2,162,621	519,976	73,074	3,961,665
Movements
Acquisitions/Increases	—	653,775	—	—	653,775
Disposals/decreases				(56,134)	(56,134)
Recognition of valuation allowance	—	—	(514,618)	—	(514,618)
Result	(1,168,983)	—	—	—	(1,168,983)
Other changes and reclassifications	(1,440)	—	(1,911)	—	(3,351)

Balance of changes	(1,170,423)	653,775	(516,529)	(56,134)	(1,089,311)

December 31, 2002
Net book value	35,571	2,816,396	3,447	16,940	2,872,354

        The participating interests as per December 31, 2002, include the following entities:

  •
  Ukrainian Mobile Communications ("UMC"), Ukraine. KPN Mobile holds a 16.33% interest in the company. On November 5, 2002, KPN Mobile announced the signing of a binding agreement with Mobile Telesystems ("MTS"), mobile operator in Russia, regarding the sale of KPN Mobile's 16.33% participation in UMC for a consideration of US$55 million in cash. The transaction is completed accordingly.

  •
  Hutchison 3G UK Holdings Limited ("Hutchison"), United Kingdom. KPN Mobile holds a 15% interest in the company.

        In August 2002, KPN and KPN Mobile announced that Hutchison is no longer considered a strategic participation. Based on an analysis of the recoverable value, KPN Mobile determined that a write-down to the expected net selling price based on external valuations is necessary. This resulted in a write-off of EUR 1,178 million, which causes the negative results in income from participating interests (EUR 1,169 million negative).

        As E-Plus is proportionally consolidated for 77.49%, 22.51% (i.e. EUR 2,816 million) of the loans granted to E-Plus were recognized as loans to participating interests. The increase in loans to participating interests is primarily attributable to this item.

        The impairment charges on goodwill and licenses recorded by KPN Mobile result in uncertainties regarding the timing of the utilization of the tax losses carried forward. As a consequence, KPN Mobile recorded a valuation allowance for the full amount of the deferred tax assets of E-Plus (EUR 212 million) and BASE (EUR 302 million).

        The accumulated corporate income tax losses of BASE at December 31, 2002 amounted to approximately EUR 794 million (2001: EUR 726 million). The corporate income tax rate in Belgium was approximately 40% in 2002.

        The accumulated trade tax losses of E-Plus, of which KPN Mobile owns 77.49%, at December 31, 2002 amounted to approximately EUR 6,812 million (2001: EUR 1,180 million). The nominal rate was 18% for trade tax. At this stage it is uncertain when the available losses can be compensated.

        E-Plus' corporate income tax losses carried forward, of which KPN Mobile owns 77.49%, totalled approximately EUR 25,681 million (2001: EUR 17,244 million) at the end of 2002. The nominal tax rate was 25% for corporate income tax in Germany.

7.     INVENTORY

        Inventory mainly relates to handsets and accessories that are sold to customers in connection with post- and prepaid packages.

8.     RECEIVABLE KPN

        This item relates to current accounts with KPN and other subsidiaries of KPN. KPN Mobile entered into a specific current account agreement with KPN on February 1, 2002 for cash management purposes. This account bears a debit interest same as the deposit rate of the European Central Bank ("ECB") increased with a surcharge equal to the market rate of the surcharge for KPN on the market increased with a factor that takes into account the risk profile of KPN Mobile. Credit interest is the same as the deposit rate of the ECB plus a surcharge of 75 base points. All KPN Mobile property is pledged as collateral for KPN.

9.     ACCOUNTS RECEIVABLE

        Accounts receivable are stated net of an allowance for bad debts of EUR 50 million (2001: EUR 49 million).

10.   PREPAYMENTS AND ACCRUED INCOME

        This item includes amounts paid in advance to cover costs that will be charged against income in the subsequent years and amounts still to be invoiced.

11.   CASH AND CASH EQUIVALENTS

        Cash and cash equivalents relate to cash at bank and in hand, as well as temporarily employed cash with an original term of less than three months.

12.   SHAREHOLDERS' EQUITY

Amounts in thousands of EUR	Share capital	Additional paid-in capital	Statutory and other restricted reserves	Translation reserve	Other reserves	Total shareholders' equity
December 31, 2000	2,352,941	12,186,365	88,784	(8,040)	(4,055,777)	10,564,273
Changes in 2001
Net result for the year	—	—	—	—	(13,891,666)	(13,891,666)
Translation adjustment	—	—	—	546	—	546
Movement in the statutory and other restricted reserves	—	—	(12,104)	—	12,104	—

Balance of changes	—	—	(12,104)	546	(13,879,562)	(13,891,120)

December 31, 2001	2,352,941	12,186,365	76,680	(7,494)	(17,935,339)	(3,326,847)
Changes in 2002
Share issue	14,000,000	—	—	—	—	14,000,000
Financial restructuring	—	1,640,725	—	—	—	1,640,725
Net result for the year	—	—	—	—	(7,507,657)	(7,507,657)
Translation adjustment	—	—	—	(3,173)	—	(3,173)
Movement in the statutory and other restricted reserves	—	—	(54,255)	—	54,255	—

Balance of changes	14,000,000	1,640,725	(54,255)	(3,173)	(7,453,402)	8,129,895

December 31, 2002	16,352,941	13,827,090	22,425	(10,667)	(25,388,741)	4,803,048

        The authorized share capital consists of:

  •
  13 billion ordinary shares A with a par value of EUR 2;

  •
  19,999,999,999 ordinary shares B with a par value of EUR 0.20;

  •
  1 ordinary share C with a par value of EUR 0.20.

        Of the authorized share capital 8,176 million class A shares and 1 class C share have been issued and fully paid, amounting to EUR 16,352.9 million.

        The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 4.9 billion (2001: EUR 4.9 billion).

        Statutory and other restricted reserves relate to net profit from participating interests, which cannot be distributed immediately. The change in KPN Mobile's statutory and other restricted reserves represents the change in retained earnings from participating interests and accumulated exchange rate differences.

Financial restructuring KPN Mobile

        In February 2001, KPN Mobile finalized the legal restructuring of its activities in Germany, which resulted in a German partnership structure ("the German branch") that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile for German tax purposes, covering all of KPN Mobile's German operations, including its 77.49% interest in E-Plus.

        In December 2002, KPN restructured its Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. The financial restructuring consisted of various steps under which Royal KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. NTT DoCoMo, which held a 15% interest in KPN Mobile, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%. In addition, Royal KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion. These are non-cash transactions and are therefore not included in the cash flow statements.

        Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, with which E-Plus repaid its project financing for the same amount. Whether Royal KPN or KPN Mobile will further re-finance E-Plus in 2003 or later has not yet been decided.

Tax consequences of the legal and financial restructuring

        At present KPN Mobile is in discussions with the Dutch tax authorities regarding the tax consequences of the legal restructuring of its German activities finalised in February 2001 as well as the financial restructuring of KPN Mobile per December 2002. In those discussions the valuation of KPN Mobile for tax purposes in December 2002 plays an important role, as this fiscal value could directly influence the fiscal gain, if any, to be recognized by KPN Mobile. Also the Dutch fiscal qualification of the investment in and the loans to the German partnership are under discussion.

        Furthermore, the fiscal valuations of the 77.49% interest in E-Plus held by KPN Mobile per February 2001 and per December, 2002 are subject of the discussions. These valuations are of relevance in determining the fiscal loss that KPN Mobile may have suffered on the loans it provided to or its investment in E-Plus.

        The fiscal valuations will also determine the February 2001 opening balance and December 2002 fiscal value of the investment in the German partnership or the assets of the German branch of KPN Mobile and thus the amortization and/or impairment charge deductible for Dutch tax purposes.

        If the discussions with the tax authorities ultimately do not lead to an outcome acceptable to KPN Mobile, the case could be taken to court. The outcome of a potential court case remains unpredictable and could take several years.

Tax consequences for KPN Mobile

        According to Dutch tax law the difference between the nominal value and the fiscal value of the converted shareholder loans as well as the purchased loans could result in a fiscal loss for Royal KPN and a corresponding fiscal gain for KPN Mobile. KPN Mobile's current best estimate of such difference is approximately EUR 8 billion, however the gain could even be somewhat higher.

        In a worst case scenario this could lead to an equity reduction at KPN Mobile level, due to the recognition of a direct tax payable of more than EUR 3 billion. However, any material direct cash out is unacceptable for KPN and thus will be challenged. The final determination of whether there is any current tax liability for KPN Mobile, and the amount of such liability, could require up to several years, thus there is uncertainty as to the timing of cash flows for any tax liability for KPN Mobile.

        Whether any fiscal gain at KPN Mobile will materialize is however still very uncertain. There is a fair chance that the Dutch tax law infringes on this point with European legislation and that the gain should be treated as a tax exempt capital contribution. Another potential outcome would be that the gain can be partly or fully offset with prior realised tax losses. Those losses could have a permanent or a temporary character, depending on the fiscal qualification of the facts. The availability of definite tax losses would result in a recognition of compensating tax assets. Temporary tax losses only affect the timing of—and will in this case postpone—the cash outflow.

        Also the valuations and more specific the relevant timing of the goodwill and licence impairments for tax purposes are not certain. As a consequence the amounts of potential permanent or temporary tax losses available to offset any potential gain are uncertain. There is even a small chance that the tax authorities may claim that part of the shareholder loans provided to KPN Mobile, E-Plus or intermediate German entities should be deemed equity for tax purposes, meaning that the conversion or devaluation of the loans would have no tax effects.

Accounting in the 2002 financial statements

        KPN Mobile's discussions with the tax authorities are ongoing. Consequently there are uncertainties with respect to the fiscal valuations, the consequences thereof as well as to the timing of cash flows. Accordingly KPN Mobile has not recognized any current or deferred tax liability and/or any current or deferred tax asset in its 2002 accounts in respect of the financial restructuring of the Mobile activities.

13.   PENSION PROVISIONS

Statement of changes in pension provisions

Amounts in thousands of EUR	Pension and early retirement	Restructuring and redundancy	Total
December 31, 2001	9,718	13,012	22,730
Changes in 2002
Withdrawals	(132)	(1,026)	(1,158)
Additions	3,593	—	3,593
Interest	437	586	1,023
Releases	—	(2,250)	(2,250)
Other	3,905	—	3,905

Balance of changes	7,803	(2,690)	5,113

December 31, 2002	17,521	10,322	27,843

        Pension provisions amounting to EUR 17.5 million at the end of 2002 (2001: EUR 9.7 million), are based on actuarial principles and stated at net present value, using an average discount rate of 4.5% (2001: 4.5%). Of these provisions, EUR 1.5 million has a term of less than one year.

        The provision for early retirement relates to commitments by virtue of pre-pensions in payment and to commitments by virtue of future payments to employees who wish to take early retirement.

        The provision for restructuring and redundancy relates to the costs for employees that have voluntarily left or will leave the company, under the social plan that was agreed with the trade unions and workers' council in 2001 providing in the reduction of KPN Mobile's workforce in The Netherlands. Employees were offered an early retirement scheme for employees 55 years or older at conditions similar to the existing early retirement plan. The release from the provision relates to employees that either found a new job within KPN or elsewhere. Of this provision, EUR 2.5 million has a term of less than one year.

14.   DEFERRED TAX LIABILITIES

        As discussed in note 12, KPN Mobile finalized the legal restructuring of its holdings in Germany in 2001, which resulted in a partnership that is tax resident in Germany and constitutes a permanent establishment of KPN Mobile for German and potentially Dutch tax purposes. In case the German branch qualifies as a permanent establishment for Dutch tax purposes, the losses of the German mobile operations that are attributable to this German branch can be used to offset Dutch taxable income of the mobile operations in The Netherlands. The losses of the German branch are calculated according to Dutch tax principles. If the German branch becomes profitable for Dutch tax purposes, these profits will be taxed in The Netherlands to the extent that prior tax losses of German mobile operations have been offset (`recapture').

        As of the date that there are no more tax loss offsets of the German mobile operations available, the income of the German mobile operations will no longer be taxed in The Netherlands, following rules regarding the avoidance of double taxes applicable in The Netherlands. In case the structure does not qualify as a permanent establishment for Dutch tax purposes, a temporary loss could be claimed on the loans provided to the German entities. Consequently, KPN Mobile has recognized deferred tax liabilities for profits from mobile activities in The Netherlands.

15.   OTHER PROVISIONS

Statement of changes in other provisions

Amounts in thousands of EUR	Restructuring and redundancy	Asset retirement obligation	Other	Total
December 31, 2001	5,037	—	785	5,822
Changes in 2002
Withdrawals	(3,917)	—	—	(3,917)
Additions	1,026	20,871	11,881	33,778
Releases	(1,120)	—	—	(1,120)
Other	—	16,838	—	16,838

Balance of changes	(4,011)	37,709	11,881	45,579

December 31, 2002	1,026	37,709	12,666	51,401

        The restructuring and redundancy provision at December 31, 2001, relates to the redundancy costs associated with the social plan that was concluded in 2001 with the works council and trade unions providing in the reduction of KPN Mobile's workforce in the Netherlands. The plan resulted in redundancies under a voluntary early retirement scheme, for which a provision was set up that is included under pension provisions as a provision for restructuring and redundancy.

        During 2002 redundant employees found a new job within KPN or KPN Mobile due to a higher than anticipated natural attrition rate. This led to a release of the provision for restructuring and redundancies of EUR 1.1 million.

        The total provision at December 31, 2002 for restructuring and redundancy has a term of less than one year.

        Provisions for asset retirement obligations are built up during the estimated useful life of the assets concerned, using the linear method. E-Plus already had a provision for "Rückbau". The other movement relates to the reclassification of this item.

        The other provisions relate to various risks such as claims and litigation. These provisions have a term of less than five years.

16.   LOAN FROM KPN

        This is a long-term loan from a KPN group company to E-Plus Holding GmbH & Co. OHG, which is used to repay outstanding loans. This direct, unsubordinated and unsecured loan has been granted for a period of two years and will be repaid on December 12, 2004. The interest rate is 7.5% per year, payable on December 12, 2004. The principal amount of the loan amounts to EUR 23.6 million while the added interest amounts to EUR 0.1 million. KPN Mobile's share in the principal amount is EUR 18.3 million while the added interest amounts to EUR 0.08 million.

17.   LOANS FROM CREDIT INSTITUTIONS

        Loans from credit institutions related to a bank loan to E-Plus in 2001. The financial restructuring in December 2002 led to a capital injection in E-Plus, with which E-Plus repaid its project financing.

18.   OTHER DEBTS

        Other long-term debts relates for EUR 61 million to financial lease commitments of E-Plus. These financial lease commitments are due in 2004 for an amount of EUR 30 million, while an amount of EUR 23 million and EUR 8 million are due in the years 2005 and 2006, respectively.

19.   SHORT-TERM LOANS FROM KPN

        As of December 31, 2002, the short-term loans from KPN consist of the following parts:

  •
  A loan from a subsidiary of KPN to E-Plus Holding GmbH & Co. OHG. This loan is used to make an equity contribution to E-Plus Mobilfunk GmbH & Co. KG. This direct, subordinated and unsecured loan has been granted for a period of one year and is due on December 12, 2003. The interest rate is the 1 month Euribor rate plus a surcharge of 2.819%, payable on December 12, 2003. With respect to the initial interest period between December 12 and December 28, 2002 the interest rate was the aggregate of 3.162% and 2.819%. The principal amount of the loan amounts to EUR 1,881 million while the added interest amounts to EUR 5.6 million. KPN Mobile's share in the principal amount is EUR 1,457 million while the share in accrued interest amounts to EUR 4.3 million;

  •
  An amount of EUR 2,070 million relates to the loan from KPN that was allocated to KPN Mobile NL as a result of the demerger as of November 1999 of the mobile activities from KPN. The interest rate for this shareholder loan is the 12 months Euribor rate plus a surcharge of 30 base points. This unsecured and non-subordinated loan has been granted for a period of four years and is due on November 19, 2003. On each day on which a payment becomes due, an amount equal to the amount of such payment can be added to the principal amount of the loan.

    The original principal amount of the loan amounts to EUR 1,815 million while the added interest amounts to EUR 255 million. On April 4, 2001 KPN Mobile NL assigned the loan to KPN Mobile. Subsequently KPN Mobile NL and KPN Mobile entered into a loan agreement under which EUR 1.9 billion (including the accrued interest) has been loaned to KPN Mobile NL under the same conditions as the original shareholder loan. KPN may, in case of a public offering of KPN Mobile, convert the loan, including the accrued interest, into additional Class A shares in KPN Mobile at a price equal to the offered price of Class B shares in KPN Mobile at the time of the public offering, after written notification of at least 30 working days before the expected date of the public offering;

  •
  An amount of EUR 1,606 million relates to a loan from KPN that was granted to KPN Mobile for refinancing its debt obligations. This direct, unsubordinated and unsecured loan has been granted for an initial period of three years ending on June 13, 2003. This loan is extended until December 12, 2003 and bears an interest rate of 6.3% per year.

  •
  An amount of EUR 1,315 million relates to a loan from KPN that was granted on June 13, 2000 for a period of two years, ending June 13, 2002. In 2002 this loan was extended by one year. On December 18, 2002 the loan is extended and became due upon demand of the lender. This loan bears an interest rate of 5.11% per year.

  •
  An amount of EUR 602 million relates to a loan from KPN to purchase shareholder loans made by KPN to E-Plus Mobilfunk GmbH & Co. KG. This direct, unsubordinated and unsecured loan has been granted for a period of one year and is due on December 11, 2003. This loan bears an interest rate of 12 month Euribor plus a surcharge of 2% per year. On each day on which a interest payment becomes due an amount equal to the amount of such payment shall be capitalized and added to the principal amount of the loan.

        In December 2002, KPN has converted EUR 14 billion (including EUR 12 billion of short-term loans) loans into equity KPN Mobile. Please refer to note 12 for further details on the refinancing of KPN Mobile.

        In the short-term loans from KPN also an amount of EUR 91 million was included which related to an unsecured and non-subordinated loan granted to KPN Mobile NL. The loan had two tranches with fixed rates that average 5%. The loan is repaid in April and November 2002.

        As of December 31, 2002, KPN Mobile has an equity of EUR 4,803 million and a loss for the year of EUR 7,508 million, mainly due to impairment charges on intangible assets amounting to EUR 5,707 million (refer to Note 4) and the write-off of the investment in Hutchison of EUR 1,178 million (refer to Note 6). KPN Mobile is financed primarily through shareholder loans from KPN amounting to EUR 7,073 million at the end of December 31, 2002. Of the shareholder loans provided by KPN an amount of EUR 7,055 million has a short-term nature as disclosed above. KPN has expressed its intention to roll over these short-term loans to KPN Mobile.

20.   OTHER LIABILITIES

Other liabilities

Amounts in thousands of EUR	December 31, 2002	December 31, 2001
Loans from BellSouth	—	1,637,673
Accounts payable trade	255,798	243,444
Taxes and social securities payable	155,177	119,377
Other liabilities	72,207	199,779

Total	483,182	2,200,273

21.   NOTES TO KPN MOBILE'S IMPORTANT ALLIANCES AND THEIR EFFECTS ON KPN MOBILE'S FINANCIAL POSITION AND KPN MOBILE'S COMMITMENTS AND CONTINGENCIES

NTT DoCoMo

        On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode type technology and i-mode trademarks within The Netherlands and Belgium. The licensed technology includes all new versions and releases of the licensed technology during the term of the agreement, that is (i) solely owned by NTT DoCoMo (or which NTT DoCoMo has the right to license), (ii) compatible with UMTS standards and (iii) launched by NTT DoCoMo in Japan or licensed to any other mobile operator and service provider for use in Europe.

        The license agreement is for a period of ten years, ending December 31, 2011. Either party can terminate the agreement if the other party commits a material breach of the agreement, if the other party is declared bankrupt or if the shareholders agreement between KPN Mobile and NTT DoCoMo is terminated. In addition, NTT DoCoMo can terminate the agreement (i) if KPN Mobile disputes either the validity of the trademarks or NTT DoCoMo's ownership of them, (ii) at any time subsequent to NTT DoCoMo owning less than 7.5% of the shares in KPN Mobile, (iii) at any time subsequent to the date on which KPN both ceases to hold the single largest voting interest in KPN Mobile and other than in connection with a take-over by KPN of, or merger (whether a legal or statutory merger or anything which is similar in commercial substance thereto) with, a third party ceases to hold the C Share of KPN Mobile, and (iv) following a change of control in KPN. In December 2002, NTT DoCoMo's interest in KPN Mobile has been diluted to 2.16% as a result of the refinancing of KPN Mobile and, accordingly, pursuant to the preceding Clause (ii), NTT DoCoMo may terminate the agreement. Upon termination, KPN Mobile can still use the licensed technology for a period of 3 years and the licensed trademarks for a period of 15 months.

        On February 18, 2002, E-Plus and NTT DoCoMo entered into a license agreement for the use of i-mode technology and i-mode trademarks. This license agreement is based on, but in some respects deviates from, the license agreement entered into between KPN Mobile and NTT DoCoMo on November 7, 2001. In addition to any of the reasons for termination included in the KPN Mobile-NTT DoCoMo license agreement, NTT DoCoMo can terminate the E-Plus-NTT DoCoMo license agreement at any time subsequent to the date of a change of control in E-Plus. Following the dilution of NTT DoCoMo's share in KPN Mobile to 2.16%, NTT DoCoMo may also terminate the E-Plus license agreement. Upon termination, E-Plus can still use the licensed technology for a period of 3 years and the licensed trademarks for a period of 15 months.

Hutchison

        On September 21, 2000, KPN Mobile acquired a 15% participating interest in Hutchison 3G UK Holdings Limited, a UMTS license holder in the UK, in exchange for a payment of approximately EUR 1.5 billion. NTT DoCoMo has a 20% interest in Hutchison 3G UK Holdings Limited. KPN Mobile has certain rights to management representation, as well as certain obligations to provide additional capital upon request up to a maximum of GBP 150 million. KPN Mobile and Hutchison also have certain preferential rights in respect to share transfers and top-up rights in respect to new shares. In addition, KPN Mobile has a number of additional rights if Hutchison intends to transfer the shares. Hutchison is not considered a strategic participation.

Former alliance with BellSouth

Acquisition E-Plus

        On December 9, 1999, KPN, KPN Mobile, BellSouth and a number of BellSouth's indirect wholly owned subsidiaries entered into agreements for the purpose of establishing a joint venture with respect to the acquisition of a 77.49% interest in E-Plus. This resulted in the indirect acquisition of E-Plus. In exchange KPN Mobile (i) made a cash payment of EUR 9.1 billion to BellSouth, (ii) took over EUR 1.4 billion in shareholder loans, (iii) granted BellSouth (together with KPN) the option to exchange its remaining 22.51% interest in E-Plus into shares in KPN or KPN Mobile under circumstances, and (iv) KPN issued a warrant to BellSouth. The transaction was concluded on February 24, 2000. At that moment the joint value of the warrant and the exchange right was EUR 9.9 billion, while total goodwill amounted to EUR 20.3 billion.

Accounting for the acquisition

        The accounting for the acquisition of the 77.49% interest in E-Plus was based on the purchase accounting method. The assets and liabilities acquired were valued at their estimated fair values.

        The difference between the price paid and the estimated fair value of the net assets was recognized as goodwill and amounted to EUR 20.3 billion, which is amortized over a 20-year period. As KPN Mobile shared control with BellSouth, E-Plus was proportionally consolidated (77.49%), in line with KPN Mobile's accounting principles.

        At the date of issuance of the exchange right to BellSouth as part of the consideration of the acquisition of 77.49% of E-Plus the fair value of the exchange right amounted to EUR 7,560 million. BellSouth's exchange right entitled BellSouth to convert into either KPN or KPN Mobile shares. As a result, the value of the exchange right at the date of issue was attributed to both KPN and KPN Mobile based on the probability of exercise of the exchange into either KPN or KPN Mobile shares. A value of EUR 1,512 million was attributed to KPN Mobile.

Exercise of the Exchange right

        On January 30, 2002, KPN and KPN Mobile reached an agreement with BellSouth on the exchange of BellSouth's 22.51% stake in E-Plus for 234.7 million of KPN's newly issued ordinary shares. This exchange agreement recorded and regulated the exercise of BellSouth's right. Following the transaction, BellSouth owned 9.42% of KPN's outstanding shares. The transaction was completed on March 13, 2002. As part of the transaction, BellSouth surrendered its existing warrant on KPN shares. BellSouth no longer has any rights in respect of KPN Mobile and E-Plus. On March 19, 2002, BellSouth sold its 234.7 million shares KPN.

Impact of the exchange on the financial statements per December 31, 2001

        As the final valuation of the exchange right at the date of the exchange was known and fully attributable to KPN with the exchange of BellSouth on March 13, 2002, the exchange right as per December 2001 was valued at nil on KPN Mobile level. As a result an amount of EUR 1,512 million was accounted for as financial income in the statement of income, which was equal to the total amount of the release of the exchange right.

Tax Agreement between KPN, KPN Mobile and BellSouth

        On June 30, 2000, KPN, KPN Mobile and BellSouth concluded a tax agreement under which KPN indemnifies BellSouth against certain potential tax debts that might ensue from BellSouth's decision to exercise the option to exchange its interest in E-Plus into shares in KPN or KPN Mobile. The agreement also stipulates that, if BellSouth decides to exercise its exchange right, KPN, KPN Mobile and their respective subsidiaries and participating interests ("the KPN Group") will (i) for a period of two years from BellSouth's exercise of the rights, refrain from transactions relating to E-Plus that could result in an income tax liability in the US for BellSouth, and (ii) between the date of the exercise of the exchange right and the end of the calendar year following the fifth anniversary of the exercise date, not conduct certain other transactions relating to E-Plus that result in profits as defined under the US Income Tax Act. KPN and KPN Mobile do not expect this tax agreement to have adverse financial consequences, as they do not expect to conduct such transactions.

22.   COMMITMENTS

        KPN Mobile has a number of important alliances. For details on the commitments following from these alliances, please consult note 21. For details on the contigencies resulting from the financial restructuring refer to note 12. The other commitments can be broken down as follows:

Legal proceedings

        KPN Mobile is involved in several legal proceedings relating to normal operations. KPN Mobile does not expect any liabilities, which will have a material effect on its financial position to result from these proceedings.

SOBI

        On November 7, 2002, the Enterprise Chamber reached an interlocutory judgement in the case of SOBI ("Stichting Onderzoek Bedrijfs Informatie") against KPN regarding KPN's Annual Report for the year ended December 31, 2000. Although KPN Mobile is not a party to this case, certain of the transactions and valuation principles discussed therein are also included in these financial statements. The outcome of the Enterprise Chamber's interlocutory judgement as far as potentially relevant to KPN Mobile can be summarized as follows:

  •
  The fair value of the warrant and exchange right that were granted to BellSouth, as part of the acquisition of a 77.49% interest in E-Plus, have been correctly treated as part of the acquisition price on February 24, 2000. However, in the Enterprise Chamber's view, the exchange right should have been presented in the Balance Sheet as part of shareholders' equity rather than as a hybrid form of equity and debt. KPN and KPN Mobile disagree with this view and accordingly did not change the presentation.

  •
  The Enterprise Chamber stated that for determining whether there is an impairment on goodwill or intangible fixed assets (UMTS licences), KPN should not have compared the sum of the undiscounted cash flows to the book value of the assets concerned. KPN and KPN Mobile disagree with this view, and believe that there is no impairment on either of the dates of acquisition of E-Plus and the UMTS licenses and as of December 31, 2000. The Enterprise Chamber stated that more insight should have been given in the valuation methodology of both the instruments. KPN and KPN Mobile believe that the disclosure was adequate.

        As ordered by the Enterprise Chamber KPN provided written evidence on November 28, 2002 to defend its view. In addition, KPN has provided a list of witnesses for testimony at the Enterprise Chamber to further support its views.

WorldCom

        Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, KPN received a statement of objections from the European Commission in which it reached the preliminary conclusion that KPN abused its position of power among others by discriminating other operators and setting unfair prices. KPN has provided arguments that refute the preliminary analysis. In the autumn of 2002 the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and impose a penalty of up to 10% of sales in the preceding year.

NMa

        After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in The Netherlands, including KPN Mobile, the Dutch Competition Authority ("NMa") concluded that all five mobile operators co-ordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, the NMa fined KPN Mobile for EUR 31.3 million. KPN Mobile has objected to the decision and in particular the disproportionate level of the fine.

Purchasing commitments

        KPN Mobile had a purchase commitment as of December 31, 2002, of approximately EUR 105 million for mainly services and equipment. Most of the purchase commitments have terms of less than one year.

        Furthermore, as part of the sale of KPN's datacenter activities to Atos Origin, KPN Mobile has guaranteed a level of revenues to Atos Origin. The guarantee provides for a specified annual level of revenues through 2007, which declines each year and requires KPN Mobile to make up for a specified portion of the shortfall in any year. The total level of commitments amounts to EUR 35 million. Atos Origin will manage the datacenter activities transferred to it for a minimum period of six years.

Rent and lease contracts

        In 2002, the cost of operating leases (including rental charges) totaled EUR 129 million.

        The future minimum annual lease and rental installments due by period are:

Rent and lease contracts

Amounts in thousands of EUR
Less than 1 year	124,285
1-3 years	237,693
3-5 years	179,818
More than 5 years	457,332

Total	999,128

        Differences with the current value as of December 31, 2002 are not significant.

Requirements under the UMTS license agreements in The Netherlands, Germany and Belgium

The Netherlands

        Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Dutchtone and O2), KPN Mobile acquired a UMTS license on August 7, 2000. Under the license, the operators have rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and water ways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 kbit/sec outdoors.

Germany

        On August 31, 2000 E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have roll out obligations for the UMTS networks. As per December 31, 2003 a 25% population coverage must be reached. As per December 31, 2005 this coverage must have been increased to 50%.

Belgium

        In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained a UMTS license in the auction organised by the Belgian government. The license was obtained upon payment of a license fee of EUR 150 million. Under this license, the operators have roll out obligations for the UMTS networks. In February 2002, the Belgian government postponed the regulatory deadlines for the introduction and the roll out of UMTS on the Belgian market for one year. An additional postponement of nine months for the coverage deadlines was granted later in 2002, but not for the commercial launch. The current deadlines are as follows:

  •
  September 2003: commercial launch of UMTS.

  •
  December 2005: 30% population coverage.

  •
  December 2006: 40% population coverage.

  •
  December 2007: 50% population coverage.

  •
  December 2008: "target' of 85% population coverage.

23.   CONTINGENT ASSETS

        At this moment a number of European operators (including KPN Mobile) are of the opinion that the purchase prices of UMTS licenses should have included VAT and therefore KPN Mobile would be entitled to reclaim the VAT charge regarding the acquisition of the license.

        KPN Mobile believes that the VAT amount included in the acquisition price of the UMTS license in The Netherlands amounts to EUR 106 million. Subsequently, KPN Mobile has requested the Ministry of Economic affairs to issue a VAT invoice. A formal request in this regard has been denied.

        Based on the above, KPN Mobile is of the opinion that the VAT amount for E-Plus, Base and Hutchison 3G UK exceeds EUR 1 billion.

        Currently KPN Mobile is reviewing its position.

24.   TOTAL OPERATING REVENUES

        Total Revenues have been generated in The Netherlands (46%, 2001: 44%), Germany (40%, 2001: 37%), Belgium (6%, 2001: 6%) and Hungary (2%, 2001: 6%)). The remaining 8% relates to the revenues from the sale of Pannon GSM.

        Other operating revenues in 2002 include the book profit on the sale of Pannon GSM of EUR 335 million, EUR 210 million regarding the termination of the national roaming agreements and the joint roll out of the UMTS network with Quam and the settlement of Indonesian intermediate holding companies of Telkomsel of EUR 30 million.

        Own work capitalized consists of capitalized costs of salaries, interest and indirect costs incurred in connection with the in-house construction of property, plant and equipment.

25.   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

Salaries and social security contributions

Amounts in thousands of EUR	2002	2001	2000
Salaries	283,758	319,060	215,496
Pension contributions	19,908	11,140	5,670
Social security contributions	49,549	47,408	32,770

Total	353,215	377,608	253,936

        The average number of full-time equivalents during the year was 6,617 (2001: 6,515).

        On December 31, 2001 KPN Mobile's proportionally consolidated participating interests had 3,506 full time equivalents (2001:4,653).

Remuneration of members of the Supervisory Board and the Board of Management

        The tables below show that current and former Board of Management members received remuneration totaling EUR 4.1 million in 2002 (compared with EUR 3.8 million in 2001 and EUR 0.9 million in 2000), including the company's contribution towards social security, long-term benefits (pension contributions and similar), bonuses and severance payments.

        Board of Management

Amounts in euro	Remuneration (incl. social security contributions)	Long- term benefits (pension contributions)		Bonus	Total
C.H.W.M. v.d. Heijkant	275,814	48,887		173,401	498,102
M.W. de Jong	190,008	40,374		81,300	311,682
E. Kraaijenzank	204,147	39,870		153,800	397,817
H.L. Lennertz	338,879	438,768	*	—	777,647
S.P. Miller	323,500	113,114		183,750	620,364
U.P. Bergheim	428,746	146,000		191,734	766,480

Total	1,761,094	827,013		783,985	3,372,092

*
including bonus

        G.J.M. Demuynck is appointed in 2003 and consequently not remunerated in 2002.

        Former members of Board of Management

Amounts in euro	Remuneration (incl. social security contributions)	Long-term benefits (pension contributions)	Payment on severance	Bonus	Total
D. Karsten	61,892	17,731	544,536	101,192	725,351

Total	61,892	17,731	544,536	101,192	725,351

        Payments to former Board of Management member D. Karsten were charged to the company in the year under review.

        Former Board of Management member P. Smits was not remunerated by KPN Mobile.

        The Supervisory Board members received no remuneration from KPN Mobile.

        The Supervisory Board of E-Plus sets the remuneration of U.P. Bergheim, the Supervisory Board of BASE sets the remuneration of S.P. Miller and the Supervisory Board of KPN Mobile sets the remuneration of the other Board of Management members. The remuneration policy is designed to create conditions that allow KPN Mobile to recruit and retain highly qualified persons for the Board of Management. Remuneration is determined on the basis of:

  •
  remuneration similar in size and complexity to that paid by other Dutch and European companies, especially those in the technology and telecommunications sectors;

  •
  a strong focus on performance and operating results to make remuneration carry a greater risk;

  •
  a distinction between the duties and responsibilities of the individual board members;

  •
  a remuneration package with a balance between short-term and long-term incentives.

        The remuneration and related components receivable by Board of Management members consist of a base salary, a short-term incentive in the form of a challenging bonus and a long-term incentive in the form of stock options and/or restricted shares.

        The way the current ratio of short-term and long-term elements of remuneration policy requires amendment with effect from 2004 is under examination.

Base salary

        The base salaries for the Board of Management are set periodically and reflect the responsibilities, performance and potential of the individual members.

Annual bonus plan

        The overall goals for the Board of Management and the targets for the individual members are set annually, and are based on specific objectives for that year. Meeting or exceeding these targets will result in target or higher bonuses, whereas substantially smaller or no bonuses will be paid if the targets are not met. The 2001 goals were based on revenue growth and EBITDA target (and some personal goals), whereas the 2002 targets were based on margin improvement and cash flow.

        The 2001 bonuses are reflected in the remuneration tables.

Long-term incentives

        The company currently awards stock options to ensure the appropriate longer term focus on growing shareholder value in a balanced and sustainable manner. The 2002 option levels reflect individual performance and potential, and are within the limits authorized by the Supervisory Board authorized limits. Options are granted each year on the day after the General Meeting of Shareholders.

Pensions

        Members of the Board of Management belong to the pension schemes applicable to the company's senior managers. Stichting Ondernemingspensioenfonds KPN, the company's pension fund, administers their pensions. KPN Mobile pays their pension contributions. The pensionable age of the Board of Management is 62. They have a possibility to retire early at 60. The Board members receive a pension based to a small extent on an average salary system and to a large extent on an available contributions system.

Loans provided to members of the Board of Management

        KPN has issued interest-free loans to current Board of Management members of which an amount totaling to EUR 53,792 was outstanding at December 31, 2002 The company did not provide any loans in 2002.

        The table below shows the financing provided to current and former Board of Management members in connection with granted options and other loans or debts.

        Financing of options awarded to members of Board of Management

Amounts in euro	Total at Dec. 31, 2002	Redemption and withdrawals	Total at Dec. 31, 2001
C.H.W.M. v.d. Heijkant	3,488	—	3,488
M.W. De Jong	22,000	—	22,000
E. Kraaijenzank	28,304	—	28,304

Total	53,792	—	53,792

        Financing of options awarded to former members of Board of Management

Amounts in euro	Total at Dec. 31, 2002	Redemption and withdrawals	Total Dec. 31, 2001
D.Karsten	—	(57,513)	57,513

Total	—	(57,513)	57,513

Share options held by members of the Board of Management

        At December 31, 2002, current and former Board of Management members possessed 364,060 option rights (total outstanding options in 2001: 329,660; total outstanding options in 2000: 68,260). Options issued in 2002, 2001, 2000 and 1999 carry an entitlement to one KPN Royal share; exercise of options awarded in 1997 and 1998 carry an entitlement of two KPN shares and one TPG share.

Share options of current and former Board members outstanding on December 31, 2002

	Total Dec-31- 02	2002 Apr-26-02	2002 exercised/ expired		total Dec-31- 01	2001 Dec-10- 01	2001 May-03- 01		2000 Apr-28- 00	1999 May-03- 99	1999 Jan-08- 99	1998 Apr-14- 98	1997 May-07- 97
Current members:
E. Kraaijenzank	88,200	11,000	—		77,200	50,000	10,000		10,000	4,800	—	2,400	—
M.W. de Jong	80,120	8,000	(1,920	)***	74,040	50,000	10,000		4,800	4,800	—	2,520	1,920
H. Lennertz	70,500	10,500	—		60,000	50,000	10,000	*****	—	—	—	—	—
C.H.W.M. van den Heijkant	71,900	10,500	—		61,400	50,000	11,400		—	—	—	—	—
Subtotal current members	310,720	40,000	(1,920	)***	272,640	200,000	41,400		14,800	9,600	—	4,920	1,920
Former members:
D. Karsten	53,340	—	(3,680)		57,020	—	20,000		20,000	7,200	2,000	4,140	3,680

Total	364,060	40,000	(5,600)		329,660	200,000	61,400		34,800	16,800	2,000	9,060	5,600
expiration date		Apr-25-07				Dec-09-06	May-02-06		Apr-27-01	May-02-04	Jan-07-04	Apr-13-03	May-06-02
exercise price		6.49				7.02**			71.48	19.90	24.78	22.78	15.43
exercise price (SAR)									57.43
exercise price (ATM)							14.71
exercise price (OTM)							18.40

*
In euro

**
The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities the value of these options are based on EUR 5.07. Therefore, the exercise price of these options including the factor of 125.1% is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment.

***
Exercised options granted in 1997

****
Expired options

*****
Exercise price EUR 18.40 (OTM) according to German law and regulations (E-Plus Mobilfunk GmbH & Co. KG.)

26.   DEPRECIATION, AMORTIZATION AND IMPAIRMENTS

        In 2002 a total goodwill impairment amount of EUR 1,468 million is included in the depreciation, amortization and impairments, which relates to the goodwill of KPN Mobile's 77.49% interest in E-Plus (EUR 1,044 million) and the goodwill of its interest in BASE (EUR 425 million). Additionally, a total impairment charge of EUR 4,238 million is included in the depreciation, amortization and impairments, which relates to the UMTS license of E-Plus (EUR 4,042 million), the UMTS license in Belgium (EUR 77 million) and the DCS license of BASE (EUR 119 million).

27.   OTHER OPERATING EXPENSES

        The other operating expenses mainly relate to marketing and selling expenses.

28.   RELEASE OF THE EXCHANGE RIGHT

        On February 24, 2000, KPN issued an exchange right to BellSouth as part of the acquisition of the 77.49% interest in E-Plus. This exchange right entitled BellSouth to exchange its 22.51% interest in E-Plus in either KPN or KPN Mobile shares. The exchange right was valued at the fair value at the date of the acquisition and amounted to EUR 7,560 million, of which EUR 1,512 million was attributable to KPN Mobile.

        On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right at the date of the exchange was known and was fully attributable to KPN. As a result, there was no actual liability for KPN Mobile. Accordingly the total carrying amount of the exchange right (EUR 1,512 million) was released and accounted in 2001 for as financial income in the statement of income of KPN Mobile.

29.   INTEREST AND SIMILAR EXPENSES

        The interest expenses reflect mainly the interest expenses associated with the shareholder loans. For the applicable interest rates please refer to note 16 and 19.

30.   INCOME TAXES

        In 2002, the tax charge on the net loss before taxes of EUR 5,632 million amounted to EUR 707 million, i.e. (12.5%) (2001: 0.4%).

        The following table is a summary of the difference between the effective tax rate and the 34.5% Dutch corporate income tax rate:

Dutch corporate income tax rate	2002 34.5%	2001 35%	2000 35%
Release exchange right	—	3.8%	—
Tax rate and base differences	10.3%	(10.2)%	(1.6)%
Valuation allowance on previously recognized deferred tax assets for tax losses carried forward	(12.9)%	—	—
Deferred tax assets for current year tax losses carried forward not fully recognized	(64.8)%	(29.2)%	(28.8)%
Amortization of non-deductible goodwill	(3.9)%	(0.6)%	(1)%
Bookprofit	3.2%	0.9%	—
Refinancing KPN Mobile	19.4%	—	—
Other	1.7%	(0.1)%	0.1%

Total	(12.5)%	(0.4)%	3.7%

        In 2002, the reconciling item 'Tax base and rate differences' relates mainly to differences between the statutory tax rate in The Netherlands and the statutory tax rates in Germany and Belgium. The corporate income tax rate in Germany amounts to 25% and in Belgium approximately 40%. Trade tax in Germany amounts to approximately 18%.

        Additionally, this reconciling item includes adjustments for non-deductibility of permanent differences, such as the partial deductibility of interest for German trade tax purposes, as well as the deductibility of German trade tax for German corporate income tax purposes.

        In 2002 KPN Mobile set up valuation allowances for previously recognized deferred tax assets for losses carried forward at E-Plus (EUR 212 million on recognized deferred tax assets for trade tax losses carried forward) and BASE (EUR 302 million on recognized deferred tax assets for corporate tax losses carried forward) as the most recent business cases resulted in uncertainties regarding the realization and the timing of settlements of the tax losses carried forward. 'Deferred tax assets for current year tax losses carried forward not fully recognized' relate primarily to corporate income tax and trade tax of E-Plus and corporate income tax of BASE. KPN did not recognize a deferred tax asset for these tax losses carried forward as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

        In 2001, a reconciling item was reported for the release of the exchange right, as this income is tax exempt. The reconciling item "Tax rate and base differences" relates mainly to the differences between the statutory tax rate in The Netherlands and the statutory tax rate in other countries in which KPN Mobile operates. Additionally this reconciling item includes adjustments for non-deductibility of certain charges such as goodwill amortization and impairments and other permanent differences, such as the partial deductibility of interest for German trade tax purposes. The reconciling items in 2001 relate to the difference between the corporate income tax rate in Germany and Belgium, the trade tax rate in Germany and the statutory tax rate in The Netherlands. Corporate income tax rate in Germany amounts to 25%, in Belgium approximately 40%. Trade tax in Germany amounts to 18%. The "Tax losses carried forward not fully recognized" relates to German corporate income tax losses of E-Plus. KPN Mobile did not recognize a deferred tax asset on the taxable loss for corporate tax purposes in Germany, as a result of the uncertainty regarding the realization and the timing of settlement of the tax losses carried forward.

        At the end of 2000, the restructuring of the German operations was not yet finalized. As a result, a reconciling item regarding 'Tax base and rate differences' of 28.8% was recorded. This reconciling item represents the tax losses carried forward which were not recognized and the differences in base and rate between the corporate income and trade tax in Germany and the corporate income tax in The Netherlands. In addition, the difference between the tax rate in Belgium and The Netherlands was included in this reconciling item.

31.   RESULT FROM PARTICIPATING INTERESTS

        In 2002 an impairment charge is included in result from participating interests (Hutchison) for an amount of EUR 1,178 million. Please refer to note 6.

32.   RECONCILIATION TO US GAAP

        The Rule 3-09 Financial Statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP).

        The following statements summarize the adjustments to KPN Mobile's net result and total shareholders' equity that would have to be made if KPN Mobile was to report under US GAAP.

Reconciliation of net result to US GAAP

	Amounts in thousands of euro		2002	2001	2000
	Net result under Dutch GAAP		(7,507,657)	(13,891,666)	(1,406,341)
	Adjustments for:
A	•	Impairment of goodwill	400,000	13,843,000	—
A	•	Impairment of goodwill on transition to FAS 142	(14,179,000)	—	—
A	•	Impairment of licenses	4,151,878	—	—
A	•	Minority participating interests	(104,000)	104,000	—
A	•	Amortization of goodwill	245,496	60,120	47,708
B	•	Amortization of brand name	(43,894)	(42,010)	(38,000)
B	•	Amortization of customer base	(61,000)	(64,009)	(43,000)
B	•	Amortization of other intangible fixed assets	(5,424)	(4,201)	(4,000)
B	•	Rebranding expenses	(33,998)	—	—
C	•	Pension charges	12,683	4,371	(6,010)
D	•	Revenue recognition	17,301	(20,518)	(18,500)
E	•	BellSouth exchange right	—	296,000	(296,000)
F	•	Capitalization of interest charges for UMTS licenses	514,955	554,998	179,125
G	•	Derivative financial instruments	13,000	(3,000)	*
H	•	Tax effect of adjustments	54,264	(57,750)	(13,240)
	Net result under US GAAP		(16,525,396)	779,335	(1,598,258)

*
According to FAS 133 comparative figures are not applicable

Reconciliation shareholders' equity to US GAAP

	Amounts in thousands of euro		Dec. 31, 2002	Dec. 31, 2001
	Shareholders' equity under Dutch GAAP		4,803,048	(3,326,847)
	Adjustments for:
A	•	Goodwill	(850,384)	12,683,120
A	•	Impairment of licenses	4,151,878	—
A	•	Minority participating interests	—	104,000
B	•	Brand name	758,207	802,101
B	•	Customer base	90,090	151,090
B	•	Other intangible fixed assets	46,605	52,029
B	•	Rebranding	34,002	68,000
C	•	Pension liabilities	(39,956)	(52,639)
D	•	Revenue recognition	(21,717)	(39,018)
E	•	BellSouth exchange right	—	—
F	•	Capitalization of interest charges for UMTS licenses	1,249,078	734,123
G	•	Derivative financial instruments	—	(13,000)
H	•	Deferred taxes	274	(53,990)
	Shareholders' equity under US GAAP		10,221,125	11,108,969

        In addition to the reconciliation of Dutch GAAP to US GAAP for net result, US GAAP requires that a statement of comprehensive income be presented in accordance with SFAS 130, "Reporting Comprehensive Income." Comprehensive income reflects all changes in shareholders' equity during a certain period, with the exception of payments by and distributions to shareholders.

Comprehensive income

Amounts in thousands of euro	2002	2001	2000
Net result under US GAAP	(16,525,396)	779,335	(1,598,258)
Other Comprehensive Income items:
• Exchange rate differences through shareholders' equity	(3,173)	546	(20,000)
• Derivative financial instruments (FAS 133)	(10,000)	(19,000)	—
• Recognition in earnings of previously deferred gains/losses	10,000	9,000	—
Comprehensive income	(16,528,569)	769,881	(1,618,258)

Recent US GAAP accounting pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", which is effective for KPN Mobile as from January 1, 2003. SFAS 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made and KPN Mobile has a legal obligation to do so. A legal obligation can result from (i) a government action, such as a law or ordinance, (ii) an agreement between entities, such as a written or oral contract, or (iii) a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel.

        The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense (as depreciation or impairment) over the useful life of the related long-lived asset. The liability is discounted and subsequently accreted using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The accretion amounts must be recognized as an increase in the carrying amount of the liability and classified in the statement of income as other operating expense.

        KPN Mobile is currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was required to be recognised at the date of an entity's commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for KPN Mobile for any exit or disposal activities that are initiated after December 31, 2002. KPN Mobile is currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

        In November 2002, the FASB issued FASB Interpretation 45 ("FIN45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability (at fair value) be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure (but not the accounting) requirements of FIN 45 are effective for KPN Mobile's 2002 financial statements.

        In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. KPN Mobile is currently evaluating the impact of adoption of EITF 00-21 on its financial position and results of operations in 2003.

Reconciling items and explanation of certain differences between Dutch GAAP and US GAAP

A.    Impairments

Impairment of Goodwill

        Under Dutch GAAP, goodwill must be tested for impairment if certain indicators of impairment exist. If such indicators are identified, the impairment is determined by comparing the carrying value of goodwill with the recoverable value of the cash generating unit that contains the goodwill. A cash generating unit is the smallest group of identifiable assets that generates cash inflows from continuing use and is largely independent of the cash inflows from other assets. To determine the recoverable value of the cash generating unit, external valuations and discounted future cash flows are used. If the recoverable value of the cash generating unit is less than the carrying value of the goodwill, an impairment is recorded for the difference.

        In 2001, KPN Mobile recognized impairment charges under Dutch GAAP of EUR 13,843 million on the goodwill of E-Plus (EUR 13,701 million), Hutchison 3G UK (EUR 135 million) and RAM Mobile (EUR 7 million). As the estimated undiscounted future cash flows exceeded the carrying value, no impairment was recognized under US GAAP for E-Plus and RAM Mobile. KPN Mobile's investment in Hutchison 3G UK is recorded as an equity method investment at its net asset value and is recorded at KPN Mobile's proportionate share and as such no impairment was recorded under US GAAP.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of KPN Mobile's activities. This resulted in new business plans, in line with the adjusted prospects.

        Impairment tests were performed on the carrying value of certain assets, including intangible fixed assets and goodwill, which were based upon new business plans. For the purpose of the impairment tests, KPN Mobile calculated the recoverable value of the assets based on external valuations and discounted cash flows, being the net selling value, and compared the outcome to the carrying value of the investments. This led to impairment charges on goodwill related to E-Plus (EUR 1,044 million) and BASE (EUR 425 million) under Dutch GAAP.

        Under US GAAP, up until and including the year ended December 31, 2001, an impairment review of goodwill was required only if certain indicators of impairment existed. An impairment charge was recognized if the total of the expected future undiscounted cash flows was less than the carrying amount of the goodwill. As the estimated undiscounted future cash flows exceeded the carrying value, no impairment was recognized under US GAAP for E-Plus and RAM Mobile. KPN Mobile's investment in Hutchison 3G UK is recorded as an equity method investment at its net asset value and is recorded at KPN Mobile's proportionate share and as such no impairment was recorded under US GAAP.

        As of January 1, 2002, KPN Mobile adopted SFAS 142, "Goodwill and Other Intangible Assets", SFAS 142 specifies that goodwill and other intangibles with an indefinite life are no longer amortized. Instead of amortizing goodwill over its estimated useful life, goodwill is tested for impairment on an annual basis and whenever certain triggering events are identified. SFAS 142 requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment, and requires that the fair value of each identified reporting unit be compared to its carrying value. KPN Mobile estimates the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit is higher than the book value of the reporting unit, including goodwill, no impairment is recognized. If the fair value of the reporting unit is lower than the book value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value of goodwill, impairment must be recorded for the difference.

        The adoption of SFAS 142 in 2002 led to an impairment charge on the goodwill of mainly E-Plus under US GAAP of EUR 14,179 million, which was recorded as a change in accounting principle as prescribed by SFAS 142. During 2002, KPN Mobile recorded additional impairment charges of EUR 1,069 million mainly related to impairment tests required by SFAS 142 amounting to impairment charges at E-Plus (EUR 598 million) and BASE (EUR 336 million). The majority of the remaining impairment charge related to Hutchison 3G UK (EUR 135 million). The net impairment charges under US GAAP (EUR 1,069 million) were EUR 400 million less compared to Dutch GAAP (EUR 1,469 million) mainly due to the different carrying amounts of goodwill.

Amortization of Goodwill

        The adoption of SFAS 142 also resulted in a reconciling item to reverse the goodwill amortization charge under Dutch GAAP of EUR 245 million, as amortization of goodwill is no longer allowed under US GAAP.

Impairments of other long-lived assets

        Under Dutch GAAP, long-lived assets must be tested for impairment if certain impairment indicators exist. If such an impairment indicator is identified, an impairment charge is recognized for the excess, if any, of the carrying value of the asset over the fair value as determined using discounted cash flows.

        For US GAAP, KPN Mobile applies SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in order to determine whether or not an asset is impaired. KPN Mobile assesses the impairment of identifiable intangibles (licenses and other intangibles), and property plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value is greater than the total of undiscounted cash flows, the amount of the impairment, if any, is the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of KPN Mobile's activities. This resulted in new business plans, in line with the adjusted prospects. Impairment tests were performed on the carrying value of the mobile network assets, mainly consisting of UMTS licenses and tangible fixed assets. Under Dutch GAAP, this led to impairment charges of EUR 4,238 million mainly on the UMTS licenses of E-Plus and the UMTS and DCS licenses of BASE. Under US GAAP, only the UMTS license of BASE was impaired as the undiscounted cash flows of the other asset groups were greater than their carrying values.

B. Accounting for business combinations

        US GAAP requires that, in accounting for a business combination, intangible fixed assets that arise from contractual or other legal rights or are separable must be separately identified and recognized as intangible assets apart from goodwill. Under Dutch GAAP, these intangible assets are generally included in goodwill. The most significant intangible assets identified in the acquisition of E-Plus and BASE include brand name, customer base and other intangible assets. As the intangible assets recognized separately under US GAAP are amortized over shorter useful lives than the goodwill recorded under Dutch GAAP, the intangible asset amortization expense is higher under US GAAP as compared to Dutch GAAP.

        The components of other intangible assets were as follows (in millions of EUR):

		December 31, 2002		December 31, 2001
	Amortization period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Brand name	20 years	882	(124)	882	(80)
Customer base	4 years	258	(168)	258	(107)
Other intangible fixed assets	10 years	60	(13)	60	(8)

Total		1,200	(305)	1,200	(195)

        In 2001 as part of the purchase of the remaining 50% interest in its subsidiary BASE (formerly known as KPN Orange), KPN Mobile established an accrual under Dutch GAAP for the costs associated with removing the Orange brand name and costs associated with the re-branding of its subsidiary BASE. Under US GAAP, KPN Mobile expenses the costs associated with the re-branding of its subsidiary as they are incurred. This results in a higher recorded value of goodwill and future amortization expense under Dutch GAAP.

C. Pension charges

        KPN Mobile pays monthly pension contributions to Stichting Pensioenfonds KPN and to Stichting Ondernemingspensioenfonds KPN. These two funds cover the pension commitments to all KPN employees. The level of the monthly contributions is set according to Dutch guidelines. In addition, certain pension provisions of KPN Mobile are recorded in the balance sheet, such as pre-pension provisions. These provisions are based on actuarial assumptions and certain methods customary in the Netherlands.

        Under US GAAP (SFAS No. 87, "Employers' Accounting for Pensions"), pension charges and related liabilities are based on a specific methodology that reflects the concept of accrual accounting, whereby certain amounts are systematically incorporated into the statement of income during the employees' periods of service. Amounts recognized as expenses are typically different from amounts paid. The regulations for calculating the expense in the statement of income are more comprehensive and more detailed than in The Netherlands, particularly with regard to the underlying actuarial assumptions. For US GAAP purposes, KPN Mobile applies SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits".

D. Revenue recognition

        KPN Mobile's revenues are derived from telecommunication services and products, which includes traffic fees, subscription fees, non-refundable connection fees and other initial fees, telecommunication equipment, services and other sources of revenues.

        Traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue under both Dutch GAAP and US GAAP based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. Non-refundable connection fees and other initial fees are generally charged at the outset of a service contract. Under Dutch GAAP we recognized non-refundable connection fees and other initial fees upon connecting the customer to our network. Under US GAAP in accordance with SAB 101, we defer recognition of non-refundable connection fees and other initial fees and recognize these over the estimated customer relationship period, being four years for postpaid customers and one to two years for prepaid customers. Under US GAAP KPN Mobile also defers the associated direct expenses over the estimated customer relationship period for an amount equal to or less than the amount of deferred revenues. Estimates related to the recognition of revenue are based on historical information and management estimates of the expected customer-relationship period. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

        KPN Mobile sells products and services under bundled contract arrangements, which contain multiple deliverable elements. These arrangements typically include networking equipment and monthly services for which the customer pays for the delivered element upon completion and the services on a monthly basis. Under Dutch and US GAAP revenues under these arrangements are allocated based upon estimated fair values of each element. Management reviews the revenue allocation methodology by determining the fair value of the various components based on comparing the individual prices for each element to the same equipment or services that we sell to other customers on an individual basis.

        The company recognizes revenue streams gross of costs when we act as the principal in the arrangement. Conversely, we sometimes act as an agent and receive a commission for our services. In these agency relationships, we recognize our revenues net of costs. In assessing whether revenue should be reported gross or on a net basis, management reviews whether KPN Mobile acts as the principal, whether they hold the risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns.

        Under Dutch GAAP some discounts from vendors (which were not directly linked to the acquisition of assets) were recognized as revenue in the profit and loss account. Under US GAAP these discounts should reduce the value of the tangible fixed assets obtained from these vendors. The depreciation of tangible fixed assets under US GAAP is lower as a result of the reduced value of the tangible fixed assets. A reconciling item has been included relating to a national roaming agreement in Germany, for which certain amounts have been recognized as revenue under Dutch GAAP, and must be deferred over the life of the contract under US GAAP, as from a customer perspective this relates to the contract as a whole.

        No other adjustments were made in respect of revenue recognition (SAB 101) as in all material aspects, there were only classification differences between Dutch GAAP and US GAAP. The SAB 101 classification adjustments primarily relate to the reversal (and subsequent amortization) of revenue and costs associated with customer activations and prepaid handset revenues. Under Dutch GAAP these amounts are allowed to be recognized immediately upon sale. Under US GAAP, these amounts should be capitalized (costs) and deferred (revenues), and amortized over the life of the expected relationship period with the customer. Since the deferred costs amounting to EUR 148 million match the deferred revenue there is no impact on net result and shareholders' equity.

E. Exchange right

        Under US GAAP the exchange right is marked to market at reporting date. Under Dutch GAAP the exchange right valuation was fixed on the issuance date.

        BellSouth exercised its exchange right on KPN shares in March 2002. Under Dutch GAAP the exchange right was valued at fair value at the date of exchange of nil. Under US GAAP the exchange right was valued at fair value at December 31, 2001 of nil.

        As such, KPN Mobile has released to the income statement the total exchange right liability, which amounted EUR 1,808 million under US GAAP and EUR 1,512 million under Dutch GAAP.

F. Capitalization of interest expense (UMTS licenses)

        Under Dutch GAAP, capitalization of interest cost is allowed but not required, and KPN Mobile has elected not to capitalize interest expenses on intangible fixed assets under Dutch GAAP. The reconciling item relates to intangible fixed assets (UMTS licenses, which were acquired during the second half of 2000) from the dates of purchase (KPN Mobile does capitalize interest on tangible fixed assets both under Dutch GAAP and US GAAP). The capitalized interest expenses are associated with specific borrowings issued for purposes of funding the acquisition of UMTS licenses. Amortization of the licenses will not begin until the commencement of UMTS operations, which have not commenced yet.

G. SFAS 133

        Under Dutch GAAP derivative instruments are in principle carried at cost, whereby unrealized gains or losses are deferred until settlement.

        For US GAAP the company adopted FAS 133/138 in 2001. SFAS 133/138 provides detailed guidance about the accounting of derivative financial instruments. No free-standing derivatives exist at

BASE or within the Dutch entities of KPN Mobile. E-Plus had interest rate swaps (IRS) outstanding to manage the interest rate risk of its external interest bearing debt. No other free-standing derivatives were used by the company. As the IRS does not qualify as a hedge instrument, the results are accounted for in the profit and loss account under US GAAP.

H. Tax effect of adjustments

        This item represents the income tax effect of the reconciling items.

I. Other differences

Own work capitalized

        Under Dutch GAAP, capitalized staff costs, materials and capitalized interest for captive use are presented as part of total operating revenues (own work capitalized). Under US GAAP, these costs are charged against the relevant line item under operating expenses. This does not lead to any differences in net result.

Cash flow statement

        KPN Mobile compiles its cash flow statement in accordance with Dutch GAAP, which corresponds with International Accounting Standards (IAS 7). The SEC's rules applicable to the Rule 3-09 Financial Statements permit the compilation of cash flow statements under IAS 7.

Technical equipment lease

        During 2001, KPN Mobile entered into a sales leaseback transaction of certain technical equipment in use. Under Dutch GAAP, the net cash received less the payment liability assumed was recognized as other operating revenues and cash received. Under US GAAP, KPN Mobile recognizes the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction is recognized as other income over the term of the lease of 16 years. This transaction did not result in a significant impact on net result and, as a result, no reconciling item was reported.

Option plans

        Under Dutch GAAP, compensation charges for the issuance of share options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, certain of KPN Mobile's option plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and therefore variable accounting should be applied using the intrinsic value method. KPN Mobile has and will continue to remeasure compensation cost for the "variable" options until the options are exercised, cancelled or forfeited. For the three years ended December 31, 2002 the total compensation expense for these options was insignificant.

Sale of operations and assets

        Under Dutch GAAP, profit before taxes from the sale of operations and assets is presented as part of 'Other operating revenues', included in operating profit. Under US GAAP, such proceeds would be excluded from 'Operating profit/loss'.

        In 2002, total profit on the sale of assets amounted to EUR 365 million, and related to the sale of Pannon GSM (EUR 335 million) and the settlement of the Indonesian holding companies that held the interest in Telkomsel (EUR 30 million).

Interest relating to pension provisions

        Interest relating to pension provisions was presented as interest expense in 2002. Under US GAAP, this interest expense is recorded as part of periodic pension expense.

Proportionate consolidation of joint venture

        Under Dutch GAAP, investments in joint ventures can be consolidated proportionally. This is not allowed under US GAAP, however, the US Securities and Exchange Commission does not require a reconciling adjustment, provided such investments are in operating entities for which KPN Mobile has joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

        Under US GAAP, investments in joint ventures must be carried as an equity investment at net asset value for its proportional equity interest. This difference does not lead to an adjustment in profit or equity reconciliation under US GAAP.

Current part of provisions

        Under Dutch GAAP, the portion of the provisions due to be released within one year is presented as part of the provisions. Under US GAAP, such provisions are required to be presented under current liabilities. This difference would increase the current liabilities as of December 31, 2002.

33.   SUBSEQUENT EVENTS

        In 2001, E-Plus entered into significant long-term roaming contracts with MobilCom Multimedia GmbH ("MobilCom") one of the UMTS license holders. During 2002, MobilCom's financial situation caused it to withdraw from the roaming agreement. E-Plus reached an agreement with MobilCom on the termination of their national 2.5G roaming agreement for an amount of EUR 210 million. An amount of EUR 20 million was paid in December 2002, followed by a payment of EUR 110 million in February 2003. The remainder will be received in cash in installments through 2006. France Telecom guarantees the payments. As the payment was subject to final approval by MobilCom's shareholders in 2003, KPN Mobile accounted for the outcome of the agreement in 2003.

        On February 28, 2003, KPN Mobile completed the sale of its 16.33% participation in UMC, the leading mobile operator in the Ukraine, to Mobile Telesystems (MTS) from Russia for the amount of USD 55 million. The purchase price of USD 55 million has been received.

        On March 11, 2003, Hutchison 3G UK Holdings Ltd. ("Hutchison") requested KPN Mobile to provide additional funding amounting to GBP 150 million (currently approximately EUR 220 million) by means of a subordinated loan. KPN Mobile informed Hutchison on April 24, 2003, that on the basis of the shareholders' agreement between KPN Mobile and Hutchison Whampoa Ltd. ("HWL"), the cash call of Hutchison was considered not to be valid under the shareholders' agreement. Subsequently, HWL granted an extra loan to Hutchison of GBP 150 million.

        On May, 2003, KPN Mobile issued a Default Put Option Notice to HWL under the shareholders' agreement, due to the fact that it considered HWL to be in material breach of the shareholders' agreement, requiring HWL to buy its shareholding in Hutchison 3G at 140% of the fair price, to be determined by an independent investment banker.

        HWL issued a claim form on June 2, 2003, in the English High Court, seeking a declaration that the March 11, 2003 funding call was a valid funding call under the shareholders' agreement, and to seek damages.

        On June 2, 2003, HWL also served a notice seeking the transfer of (a part of) KPN Mobile's shareholding in Hutchison in return for a cession of a GBP 150 million loan granted by HWL to

Hutchison. KPN Mobile was originally requested to grant such loan to Hutchison under the March 11, 2003 funding request.

        On July 10, 2003, the High Court decided to apply an accelerated timetable for the proceedings and the trial date was set for November 10, 2003.

        In July 2002, the Dutch regulator OPTA published policies regarding the regulation of mobile terminating access tariffs ("MTA tariffs"). These policies stipulate that as of December 2002 the MTA tariffs of KPN Mobile (and Vodafone) can be no higher than EUR 0.1568 on average and as of April 1, 2003, no higher than EUR 0.1296 on average. The MTA tariffs of the other Dutch operators as of December 2002 can be no higher than EUR 0.1828 on average and as of April 1, 2003, no higher than EUR 0.1648 on average. These policies led to several proceedings in which OPTA decided in line with these policies. In November 2002 the District Court of Rotterdam suspended the decisions of OPTA in an interlocutory proceeding and KPN Mobile (and the other Dutch mobile operators) therefore did not have to lower the MTA tariffs.

        On April 29, 2003, the District Court of Rotterdam annulled OPTA's decision in the dispute between KPN Mobile and O2. According to the Court, the Telecommunications Act creates only jurisdiction for OPTA to rule in interconnection disputes (and related tariffs) when operators have a direct interconnection relation. Since the mobile networks of O2 and KPN Mobile are interconnected indirectly OPTA had no jurisdiction to rule on O2's MTA tariffs. All original decisions of OPTA of summer 2002 remain suspended. OPTA appealed to the judgment of the Court and announced that it would not act in all remaining disputes prior to the decision in the appeal procedure.

        Since OPTA was unable to intervene, the Netherlands Competition Authority ("NMa") announced in April to re-activate its investigation into MTA tariffs, by sending out requests for information to mobile operators. NMa announced the expectation to finish the investigation into a potential abuse of a dominant position of operators to be finalized by the end of summer 2003.

        In June 2003, E-Plus took over 3,723 UMTS sites including existing obligations from MobilCom Multimedia GmbH. Of these sites, 931 are already equipped.

        On June 25, 2003, BASE announced that it lodged a complaint against Proximus with the Brussels commercial court to end Proximus' discrimination of non-Proximus-subscribers by forcing Proximus to lower its interconnection tariffs and also to submit the details of its exclusive contracts to the inspection of the Council for Competition ("Raad voor Mededinging"). Furthermore, BASE aims to obtain a compensation for its losses suffered due to the Proximus' restrictions.

        KPN Mobile objected in 1999 to the remunerations to be paid to OPTA for controlling the mobile market. KPN Mobile as designated operator with SMP had to pay approximately NLG 1 million, whereas competitors only had to pay approximately NLG 800. Similar differences (but higher amounts) were applicable for 2000-2003, resulting in a total outstanding remuneration by KPN Mobile of EUR 4.4 million, to which KPN Mobile objected. In December 2001 the Court of Rotterdam in appeal annulled the 'Regeling Vergoedingen 1999' because it judged that the Telecommunications Act required some 'benefit' between the activity of OPTA and the relevant company. Being subject to regulation was not the required benefit, according to the Court. On August 26 2003 the College van Beroep voor het bedrijfsleven (CBb, highest court in administrative telecom's cases) overruled the decision of the Court. The CBb judges that the Court's requirement in relation to 'benefit' of the regulation was too strict. As long as there is a relation between the activities of OPTA and the concerned market parties in general, it is up to the administration and not to the Court to judge the causal relation.

Press Release
Date
October 14, 2003
Number
055pe

Further early redemption of bonds by KPN

        Last week KPN again early redeemed several outstanding bonds for a total amount of in total EURO 201 million.

        The early redemption is divided over the following bonds:

Convertible bond 2000 - 2005	: EURO 18 mln
Global bond 2000 - 2005	: EURO 39 mln
Eurobond 1996 - 2006	: EURO 30 mln
Eurobond 2001 - 2006	: EURO 114 mln
Total	: EURO 201 mln

        The early redemption of these bonds fits into KPN's policy to further reduce debt and maintain its prudent cash management, while considering further early redemptions if attractive. Until the announcement of KPN's Q3 results on November 10, 2003, KPN does not anticipate to early redeem any additional bonds.

Press release
Date
October 15, 2003
Number
056pe

E-Plus exceeds 8-million customer mark

KPN records new mobile customer high—more than 14 million

        KPN's German subsidiary E-Plus has passed the milestone of 8 million customers. This new record mark has been exceeded well ahead of schedule, underlining E-Plus' commitment to deliver profitable growth. E-Plus Managing Director Uwe Bergheim: "Passing the 8-million customer mark is an important milestone. E-Plus has already set its sights on the next. We will continue to pursue our course of profitable growth and target 9 million customers by the end of 2004."

        E-Plus continues to base its business on valuable customers. E-Plus' customer mix remains strong with post-paid customers accounting for 47% of the total. Business customers are also responding to E-Plus' attractive offers. E-Plus now holds 11% of the business market. Besides being increasingly attractive to new customers, loyalty among E-Plus' existing customers is also rising.

        These positive developments are borne out by the figures. Blended average monthly revenue per customer (ARPU) remained stable at €25. Despite the investments required for a proven growth strategy, E-Plus' EBITDA margin continued to develop according to expectations and remained well within the target range of 20 - 25%. In growing to 9 million customers by the end of 2004, E-Plus targets an EBITDA margin range of 22 - 25% over the year 2004.

        Guy Demuynck, KPN Board Member for the mobile division, comments: "Our growth strategy is paying off. With more than 8 million customers in Germany, we are continuing to strengthen our position as the number three operator in the market. Our business outside Germany is also developing positively; we have further improved our position in the Netherlands and have more than 5 million customers. With these achievements, we now serve more than 14 million mobile customers across Germany, the Netherlands and Belgium, a new record."

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: October 16, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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TABLE OF CONTENTS
REPORT OF INDEPENDENT AUDITORS
RULE 3-09 FINANCIAL STATEMENTS
BALANCE SHEETS OF KPN MOBILE N.V. After appropriation of net result
STATEMENTS OF INCOME OF KPN MOBILE N.V.
CASH FLOW STATEMENTS OF KPN MOBILE N.V.
NOTES TO THE RULE 3-09 FINANCIAL STATEMENTS OF KPN MOBILE N.V.
SIGNATURES